UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.  Press Release dated November 3, 2021: Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2021 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2021

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Third Quarter and Nine Months 2021 Results

Monaco – November 3, 2021 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and nine months periods ended September 30, 2021.

Financial highlights
In million U.S. Dollars except per share data	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Nine Months 2021	Nine Months 2020
Net Revenues	92.5	81.6	62.5	52.2	51.9	236.6	145.9
Net income/(loss)	55.4	32.4	21.3	7.6	3.3	109.1	(20.5)
Adjusted Net income/(loss)[1]	50.7	36.3	16.7	7.7	3.5	103.6	(20.0)
EBITDA[2]	72.4	50.2	39.3	26.2	22.1	161.9	37.5
Adjusted EBITDA [2]	67.7	54.1	34.6	26.3	22.3	156.4	38.1
Earnings/(loss) per share basic and diluted[3]	0.44	0.27	0.18	0.04	—	0.91	(0.29)
Adjusted earnings/(loss) per share basic and diluted [3]	0.40	0.31	0.14	0.04	—	0.86	(0.28)

Average Daily results in U.S. Dollars
Time charter equivalent rate[4]	24,427	21,098	15,567	12,319	12,575	20,359	9,940
Daily vessel operating expenses[5]	4,608	4,874	4,702	3,978	4,896	4,729	4,799
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,608	4,568	4,358	3,955	4,459	4,511	4,318
Daily general and administrative expenses[7]	1,590	1,488	1,440	1,469	1,418	1,506	1,388

In million U.S. Dollars
Total Cash[8]	108.6	127.4	130.1	124.0	106.7
Revolving credit facilities[9]	88.9	67.0	6.6	1.0	3.0
Financing Commitments[10]	46.2	54.7	54.7	46.2	0.0
Total Debt[11]	413.8	491.4	603.2	611.7	608.9

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain/(loss) on derivatives, early redelivery income/(cost),gain on sale of assets  and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and, gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and  sale and lease back financings.

11 Total Debt represents Long-term debt plus Current portion of long-term debt and Liability directly associated with assets held for sale, net of deferred financing costs.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ''We are happy to report that our profitability has increased during the third quarter 2021 compared to the previous quarter. As we move to year end we are gradually nearing our targeted leverage, maintaining a healthy liquidity position and making significant progress on our fleet renewal strategy.  We have also begun contracting period time charters to provide better visibility to our future cash flows.''

Update on COVID-19, company's actions and status

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition during the third quarter, due to crew and related costs of about $0.9 million. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which are highly uncertain and cannot be predicted, including new waves of the pandemic and any new potential restrictions imposed as a result of the virus, new information which may emerge concerning the severity of the virus and/or actions taken to contain or treat its impact, including distribution and effectiveness of the vaccines, as well as political implications that could further impact world trade and global growth.

The COVID-19 pandemic has had a significant impact on the shipping industry and seafarers in general, as port lockdowns were imposed globally during 2020 and 2021. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite the ongoing port closures and travel restrictions imposed by governments around the world. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers and mitigate and address the risks, effects and impact of COVID-19 on its operations and financial performance.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”) from time to time up to aggregate sales proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million.

During the three month period ended September 30, 2021, the Company sold 2,146,274 shares of common stock under the ATM Program, with net offering proceeds to the Company of $10.0 million. As of September 30, 2021, the Company had sold 19,417,280 shares of common stock under the ATM Program since its inception with aggregate net offering proceeds to the Company of $71.5 million. Shares of common stock with aggregate  sales proceeds of up to $28.5 million remain available for sale.

Sustainability Report

In September 2021, the Company released its 2020 Sustainability Report describing the environmental, social and governance (“ESG”) practices and its vision towards a continuous enhancement of the Company's ESG standards.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve.

In October 2021, the Company entered into a new period time charter for the second-hand Capesize vessel to be named MV Stelios Y, for a duration of 3 years at a gross daily charter rate of $24,400, which is expected to commence in November 2021 upon delivery of the vessel to the Company by her present owners. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500. This employment is anticipated to generate approximately US$26.7 million of gross revenue for the minimum scheduled 3-year period of the time charter.

In October 2021, the Company entered into a new long-term period time charter for its 2014-built Japanese Capesize class vessel MV Lake Despina, with forward delivery date, for a duration of 3 years at a gross daily charter rate of $22,500 plus a one-off $3.0 million payment upon charter commencement, scheduled between end of January to end of May 2022. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500. This employment is anticipated to generate approximately US$27.6 million of gross revenue for the minimum scheduled 3-year period of the time charter. The vessel is presently employed under a period time charter at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 119%, which is scheduled to be completed in the period between end of January to end of May 2022.

During the third quarter of 2021, we operated 40.51 vessels on average earning a TCE12 of $24,427 compared to 42.00 vessels earning a TCE of $12,575 during the same period in 2020. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of October 29, 2021

2021 (remaining)	81%
2021 (full year)	97%
2022	41%
2023	21%

The detailed employment profile of our fleet is presented in Table 6.

Fleet update

Newbuild orders

As of October 29, 2021, the orderbook of the Company consisted of eight Japanese, dry-bulk newbuilds of which five were Kamsarmax class vessels and three were Post-Panamax class vessels, with scheduled deliveries of two within 2022, four within 2023 and two within 2024. All newbuilds on the Company's orderbook are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

Second-hand acquisitions

In August 2021, the Company entered into an agreement for the acquisition of the 2012-built Japanese Cape class to be named MV Stelios Y. The vessel was acquired by the Company under a twelve-month bareboat charter agreement, with a down payment of $4.5 million on signing, a payment of $4.5 million on delivery of the vessel to the Company scheduled for November 2021, payment of a daily charter rate of $14,500 over the period of the twelve month bareboat charter and payment of $18.0 million at the end of the bareboat charter; in aggregate the acquisition cost for the vessel being $32.3 million.

On aggregate, during 2021 the Company has contracted to acquire four second-hand vessels at a total cost of $91.5 million before commissions and other expenses, all four acquisitions being funded from our own cash reserves. Three of those vessels, have already been delivered to the Company, the 2011-built, Panamax class MV Paraskevi 2 in March 2021, the 2013-built Panamax class MV Koulitsa 2 in July 2021 and the 2013-built Post-Panamax class vessel MV Venus Harmony in October 2021, while the fourth second-hand vessel, the MV Stelios Y  is expected to be delivered to us in November 2021.

12 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days.

Vessel sales

In September 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Fighter, built 2012, at a gross sale price of $23.7 million. The sale is expected to be consummated in December 2021.

On aggregate, during 2021 the Company has contracted to sell seven older, or, Chinese-built vessels of which, as of today, five have been delivered to their new owners and two are expected to be delivered within 2021. In particular, the Panamax class MV Paraskevi, built 2003, sold at a gross sale price of $7.3 million, was delivered to her new owners in April 2021, the Panamax class MV Vassos, built 2004, sold at a gross sale price of $8.7 million, was delivered to her new owners in May 2021, the Chinese 2012 built Kamsarmax class MV Pedhoulas Builder, sold at a gross sale price of $22.5 million, was delivered to her new owners in June 2021, the Chinese 2012 built Kamsarmax class MV Pedhoulas Farmer, sold at a gross sale price of $22.0 million, was delivered to her new owners in September 2021, and the Panamax class MV Maria, built 2003, sold at a gross sale price of $12.0 million, was delivered to her new owners in September 2021. The Panamax class MV Koulitsa, built 2003, sold at a gross sale price of $13.6 million, is expected to be delivered to her new owners in November 2021 and the Kamsarmax class MV Pedhoulas Fighter, sold at a gross sale price of $23.7 million, is expected to be delivered to her new owners in December 2021.

The aggregate sale proceeds from the seven vessels before commissions, other expenses and associated credit facilities amounted to $109.8 million.

New credit facilities

In September 2021, the Company entered into a new credit facility of $60.0 million with a five-year tenor secured by five vessels, comprising of a term loan tranche of $30.0 million and a revolving credit facility tranche  providing for a draw down capacity of up to $30.0 million reducing from its fourth year onwards. This agreement represents the Company’s first sustainability linked credit facility and incorporates an incentive discount on interest rate, linked to independently verified predetermined emission targets. The proceeds from the credit facility were used to refinance loan facilities with the same financial institution of an outstanding term loan tranche of $71.1 million and a revolving credit facility tranche with a drawdown capacity of $7.0 million, secured by six vessels and maturing in 2024. Five of those vessels secure the new credit facility and one has remained debt free. The Company does not intend to utilize the full capacity of the reducing revolving credit facility tranche at this time. The agreement contains financial covenants in line with the existing loan and credit facilities of the Company.

In October 2021, the Company signed a commitment letter for a new credit facility of $100.0 million with a five-year tenor to be secured by six vessels, which will comprise a term loan tranche of $50.0 million and a revolving credit facility tranche providing for a draw down capacity of up to $50.0 million reducing from its fourth year onwards. The anticipated proceeds from the credit facility will refinance loan facilities of an aggregate outstanding amount of $50.0 million secured by the five vessels and maturing up to 2024 and the repurchase of one vessel under a sale and leaseback agreement for an amount of $20.7 million. The Company does not intend to utilize the full capacity of the reducing revolving credit facility tranche at this time. The agreement is expected to contain financial covenants in line with the existing loan and credit facilities of the Company.

Debt Profile

As of September 30, 2021, our consolidated debt before deferred financing costs was $418.8 million. The loan repayment schedule of the Company as of September 30, 2021, is presented below in Table 2.

During the third quarter of 2021, we prepaid debt in relation to vessels sales or debt refinancing in the aggregate amount of $94.0 million, made scheduled principal payments of $7.3 million and made loan drawdowns of $24.0 million.

Table 2: Loan repayment Schedule

(in USD millions)

Ending December 31,	2021	2022	2023	2024	2025	2026	2027	2028-2031	Total
As of September 30, 2021	17.0	35.9	63.3	100.5	70.9	63.4	45.5	22.5	418.8

Liquidity, capital expenditure requirements and debt as of September 30, 2021

We had $108.6 million in cash, cash equivalents, bank time deposits and restricted cash, $88.9 million in undrawn borrowing capacity available under revolving reducing credit facilities and $46.2 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels. Furthermore, we had additional borrowing capacity in relation to three unencumbered existing vessels held for use and six newbuilds upon their delivery.

We had a fleet of 39 vessels, two of which had been committed to be sold but had not yet been delivered to their new owners. In addition, the Company had committed to the purchase of a second-hand Panamax and a second-hand Capesize vessel, and had placed orders for eight newbuild vessels.

The remaining capital expenditure requirements were $264.2 million in aggregate, consisting of $216.6 million in relation to the eight newbuild vessels, $46.8 million in relation to the acquisition of the two second-hand vessels and $0.8 million in relation to one exhaust gas cleaning device (‘Scrubber’) and several ballast water treatment systems (‘BWTS’) retrofits. The schedule of payments of the remaining capital expenditure requirements is $24.8 million in 2021, $81.4 million in 2022, $110.6 million in 2023 and $47.4 million in 2024.

The expected gross proceeds in relation to the committed sales of the two vessels are $37.3 million.

We had $418.8 million of outstanding consolidated debt before deferred financing costs, reduced from $496.1 million as of June 30, 2021.

Liquidity, capital expenditure requirements and debt as of October 29, 2021

We had $92.2 million in cash, cash equivalents, bank time deposits, restricted cash, $88.9 million in undrawn borrowing capacity available under revolving reducing credit facilities, $46.2 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels. Furthermore, the Company upon the expected consummation of the agreement for the new credit facility of $50.0 million term loan and $50.0 million revolving reducing tranche, for which a commitment letter has been signed, following full repayment of the relevant obligations of $70.7 million, will have an additional incremental revolving reducing credit facility of $29.3 million, resulting to an aggregate expected undrawn borrowing capacity available under revolving reducing credit facilities of $118.2 million. Furthermore, we have additional borrowing capacity in relation to four unencumbered existing vessels held for use and six newbuilds upon their delivery.

We had a fleet of 40 vessels, two of which had been committed to be sold but had not yet been delivered to their new owners. In addition, the Company had committed to the purchase of a second-hand Capesize vessel, and had placed orders for eight newbuild vessels.

The remaining capital expenditure requirements were $245.2 million in aggregate, consisting of $216.3 million in relation to the eight newbuild vessels, $28.1 million in relation to the second-hand Capesize acquisition and $0.8 million in relation to Scrubber and several BWTS retrofits. The schedule of payments of the remaining capital expenditure requirements is $5.8 million due in 2021, $81.4 million in 2022, $110.6 million in 2023 and $47.4 million in 2024.

The expected proceeds in relation to the committed sales of the two vessels were $37.3 million.

We had $401.9 million of outstanding consolidated debt before deferred financing costs, reduced from $418.8 million as of September 30, 2021.

Derivatives

In July 2021, the Company entered into two pay-fixed, receive-variable interest rate derivative contracts commencing in July 2021 and maturing in July 2026, at a fixed rate of 0.829% and 0.77% and for notional amounts of $10.0 million and $20.0 million respectively. As of September 30, 2021, the aggregate notional amount of outstanding interest rate derivative contracts was $352.3 million or about 84% of the aggregate debt outstanding at that date.

In October 2021, the Company entered into forward freight agreements on the Panamax index for 720 days in aggregate for the period to December 2022, with the objective of reducing the risk arising from the volatility in the charter rates.

Environmental Social Responsibility - Environmental investments - Dry-dockings

The Company continues the retrofit of its vessels with ballast water treatment systems having installed such systems on 31 existing vessels as of September 30, 2021. In February 2021, the Company entered into an agreement for an additional Scrubber installation in one of its Capesize class vessels, during the first quarter of 2022.

The Company has scheduled three dry-dockings for the fourth quarter of 2021 with an estimated aggregate number of 65 down-time days and five dry-dockings for the first and second quarter 2022 with an estimated aggregate number of 62 down-time days during the first quarter 2022 and 46 down-time days during the second quarter 2022.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the third quarter of 2021. The Company had 121,640,839 shares of common stock issued and outstanding as of October 29, 2021.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from July 30, 2021, to October 29, 2021, which is scheduled was paid on November 1, 2021 to the respective shareholders of record as of October 22, 2021.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, November 4, 2021 at 9:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard  International Dial In). Please quote Safe Bulkers to the operator.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2021 Results

During the third quarter of 2021, we operated in an improved charter market environment compared to the first and second quarter of 2021, with lower interest expenses, while our net revenues of $92.5 million during the third quarter of 2021, compared to $51.9 million for the same period in 2020  were further increased by the earnings from scrubber fitted vessels and the reduced voyage expenses. During the third quarter of 2021, we had a TCE of $24,427 compared to a TCE of $12,575 during the same period in 2020. The net income for the third quarter of 2021 reached $55.4 million compared to net income of $3.3 million during the same period in 2020. In more detail the change in net income resulted from the following main factors:

Net revenues: Net revenues increased by 78% to $92.5 million for the third quarter of 2021, compared to $51.9 million for the same period in 2020, mainly due to the increased TCE rate as a result of the improved market, assisted by the additional revenues earned by our scrubber fitted vessels.

Voyage expenses: Voyage expenses decreased to $1.5 million for the third quarter of 2021 compared to $5.1 million for the same period in 2020, as a net effect of decreased vessel repositioning expenses, lower loss on bunkers sales and reduced bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Vessel operating expenses: Vessel operating expenses decreased by 9% to $17.2 million for the third quarter of 2021 compared to $18.9 million for the same period in 2020, affected by reduced ownership days by 3.5% due to vessel sales, no dry-docking cost during the third quarter of 2021 and increased crew repatriation mainly expenses due to the COVID-19 pandemic. In more detail: i) spares decreased to $1.8 million for the third quarter of 2021, compared to $2.5 million for the same period in 2020, ii) repairs and maintenance, excluding dry-docking expenses, decreased to $1.0 million compared to $1.6 million for the same period in 2020, iii) dry docking expense decreased to zero during the third quarter of 2021, compared to $1.7 million related to four fully and one partially completed dry dockings for the same period of 2020, iv) crew wages, repatriation and related costs increased to $9.9 million for the third quarter of 2021 compared to $9.0 million for the same period in 2020 and v) lubricants, stores and provisions increased to $2.7 million for the third quarter of 2021, compared to $2.5 million for the same period in 2020. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking and pre-delivery costs of zero and $1.7 million for the third quarter of 2021 and 2020, respectively, vessel operating expenses decreased by 0.3% during the third quarter of 2021 in comparison to the same quarter of 2020. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation decreased by 7% to $12.8 million for the third quarter of 2021, compared to $13.8 million for the same period in 2020, as a result of the cessation of depreciation for the seven vessels which were classified as assets held for sale during 2020 and 2021, partially offset by the acquisition of the vessels Paraskevi 2 during the first quarter of 2021 and Koulitsa 2 during the third quarter of 2021.

Interest expense: Interest expense decreased to $3.5 million in the third quarter of 2021 compared to $4.6 million for the same period in 2020, as a result of the reduction of the outstanding loans as well as the decreased USD LIBOR13 affecting the weighted average interest rate of our loans and credit facilities.

Gain on assets sale: Gain on sale of assets for the third quarter of 2021 amounted to $4.0 million, compared to zero for the same period in 2020, as a result of a gain of $3.8 million from the sale of MV Maria and of $0.2 million from the sale of MV Pedhoulas Farmer.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, decreased by 6% to $4,608 for the third quarter of 2021 compared to $4,896 for the same period in 2020. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 3% to $4,608 for the third quarter of 2021 compared to $4,459 for the same period in 2020.

Daily general and administrative expenses14: Daily general and administrative expenses, which include management fees payable to our Managers15 and daily company administrations expenses, increased by 12% to $1,590 for the third quarter of 2021, compared to $1,418 for the same period in 2020, as a result of increased Directors and Officers insurance cost and actions related to corporate social responsibility of the company.

Balance sheet

Assets held for sale/Liabilities directly associated with assets held for sale: As of September 30, 2021, we had classified the assets and liabilities directly associated with the vessels Koulitsa and Pedhoulas Fighter as assets held for sale and presented them on the balance sheet separately under (a) current assets in the amount of $25.7 million, which represents the net book value of the vessels and their inventories, and (b) liabilities directly associated with assets held for sale of $8.0 million, representing the outstanding balance of the credit facility relating to the vessel Pedhoulas Fighter, net of deferred finance charges.

13 London interbank offered rate.

14 See table 5

15 Safety Management Overseas S.A. and Safe Bulkers Management limited, each of which is a referred to in this press release  as "our Manager" and collectively "our Managers"

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2020	2021	2020	2021
REVENUES:
Revenues	53,992	96,847	151,632	247,032
Commissions	(2,059)	(4,353)	(5,703)	(10,442)
Net revenues	51,933	92,494	145,929	236,590
EXPENSES:
Voyage expenses	(5,080)	(1,478)	(36,866)	(9,284)
Vessel operating expenses	(18,917)	(17,173)	(54,716)	(53,467)
Depreciation	(13,829)	(12,823)	(40,395)	(39,153)
General and administrative expenses	(5,480)	(5,927)	(15,825)	(17,024)
Gain on sale of assets	—	4,025	—	632
Early redelivery (cost)/income	—	(85)	—	7,470
Operating income/(loss)	8,627	59,033	(1,873)	125,764
OTHER (EXPENSE) / INCOME:
Interest expense	(4,608)	(3,512)	(16,900)	(11,826)
Other finance cost	(108)	(238)	(467)	(462)
Interest income	44	11	563	63
(Loss)/gain on derivatives	(272)	1,185	(1,009)	(1,977)
Foreign currency gain/(loss)	57	(436)	491	(611)
Amortization and write-off of deferred finance charges	(429)	(664)	(1,324)	(1,808)
Net income/(loss)	3,311	55,379	(20,519)	109,143
Less Preferred dividend	2,876	2,746	8,622	8,318
Less/(Plus) Mezzanine equity measurement	360	—	495	(271)
Net income/(loss) available to common shareholders	75	52,633	(29,636)	101,096
Earnings/(loss) per share basic and diluted	—	0.44	(0.29)	0.91
Weighted average number of shares	102,160,308	119,891,929	102,762,932	111,044,439

	Nine-Months Period Ended September 30,
	2020	2021
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	34.2	154.0
Net cash used in investing activities	(35.5)	(3.8)
Net cash used in financing activities	(8.1)	(154.5)
Net decrease in cash and cash equivalents	(9.4)	(4.3)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2020	September 30, 2021
ASSETS
Cash, time deposits, and restricted cash	105,218	97,344
Other current assets	21,459	16,772
Assets held for sale	8,057	25,701
Vessels, net	942,164	851,549
Advances for vessels	9,126	57,852
Restricted cash non-current	18,754	11,276
Other non-current assets	851	3,314
Total assets	1,105,629	1,063,808
LIABILITIES AND EQUITY
Current portion of long-term debt	75,784	34,394
Liabilities directly associated with assets held for sale	3,983	8,046
Other current liabilities	24,948	23,779
Long-term debt, net of current portion	531,883	371,311
Other non-current liabilities	6,172	9,489
Mezzanine equity	18,112	—
Shareholders’ equity	444,747	616,789
Total liabilities and equity	1,105,629	1,063,808

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2020	2021	2020	2021
Adjusted Net Income/(Loss)
Net Income/(loss)	3,311	55,379	(20,519)	109,143
Less Gain on sale of assets	—	(4,025)	—	(632)
Plus Loss/(gain) on derivatives	272	(1,185)	1,009	1,977
Plus Foreign currency (gain)/loss	(57)	436	(491)	611
Plus Early Redelivery cost/(income)	—	85	—	(7,470)
Adjusted net income/(loss)	3,526	50,690	(20,001)	103,629
EBITDA - Adjusted EBITDA
Net income/(loss)	3,311	55,379	(20,519)	109,143
Plus Net Interest expense	4,564	3,501	16,337	11,763
Plus Depreciation	13,829	12,823	40,395	39,153
Plus Amortization and write-off of deferred finance charges	429	664	1,324	1,808
EBITDA	22,133	72,367	37,537	161,867
Less Gain on sale of assets	—	(4,025)	—	(632)
Plus Early Redelivery cost/(income)	—	85	—	(7,470)
Plus Loss/(gain) on derivatives	272	(1,185)	1,009	1,977
Plus Foreign currency (gain)/loss	(57)	436	(491)	611
ADJUSTED EBITDA	22,348	67,678	38,055	156,353
Earnings per share
Net income/(loss)	3,311	55,379	(20,519)	109,143
Less Preferred dividend	2,876	2,746	8,622	8,318
Less/(Plus) Mezzanine equity measurement	360	—	495	(271)
Net income/(loss) available to common shareholders	75	52,633	(29,636)	101,096
Weighted average number of shares	102,160,308	119,891,929	102,762,932	111,044,439
Earnings/(loss) per share	—	0.44	(0.29)	0.91
Adjusted Earnings/(loss) per share
Adjusted Net Income/(loss)	3,526	50,690	(20,001)	103,629
Less Preferred dividend	2,876	2,746	8,622	8,318
Less/(Plus) Mezzanine equity measurement	360	—	495	(271)
Adjusted Net income/(loss) available to common shareholders	290	47,944	(29,118)	95,582
Weighted average number of shares	102,160,308	119,891,929	102,762,932	111,044,439
Adjusted Earnings/(loss) per share	—	0.40	(0.28)	0.86

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US

GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before gain on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost) and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before gain on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost) and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in

(i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The

Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and

Adjusted Net Income/Loss generally further eliminates from EBITDA and Net Income/(Loss) respectively the effects from gain on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost) and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA,

Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net

income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating

Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2020	2021	2020	2021
FLEET DATA
Number of vessels at period end	42	39	42	39
Average age of fleet (in years)	9.86	10.30	9.86	10.30
Ownership days (1)	3,864	3,727	11,402	11,307
Available days (2)	3,726	3,726	10,972	11,165
Average number of vessels in the period (3)	42.00	40.51	41.61	41.42
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$12,575	$24,427	$9,940	$20,359
Daily vessel operating expenses (5)	$4,896	$4,608	$4,799	$4,729
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$4,459	$4,608	$4,318	$4,511
Daily general and administrative expenses (7)	$1,418	$1,590	$1,388	$1,506
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$53,992	$96,847	$151,632	$247,032
Less commissions	(2,059)	(4,353)	(5,703)	(10,442)
Less voyage expenses	(5,080)	(1,478)	(36,866)	(9,284)
Time charter equivalent revenue	$46,853	$91,016	$109,063	$227,306
Available days (2)	3,726	3,726	10,972	11,165
Time charter equivalent rate (4)	$12,575	$24,427	$9,940	$20,359

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of October 29, 2021

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Koulitsa [19]	76,900	2003	Japan	Spot	$38,700	5.00%	October 2021	October 2021
Katerina	76,000	2004	Japan	Period	$23,000	5.00%	October 2021	March 2022
Maritsa	76,000	2005	Japan	Period	$35,900	5.00%	October 2021	January 2022
Paraskevi2	75,000	2011	Japan	Period	$13,800	5.00%	April 2021	July 2022
Efrossini	75,000	2012	Japan	Period	101.5% BPI 74	5.00%	December 2020	November 2021
Zoe [13]	75,000	2013	Japan	Period	104.25% BPI 74	5.00%	October 2021	May 2022
Koulitsa2	78,100	2013	Japan	Period	$24,000	3.75%	July 2021	June 2022
Kypros Land [13,15]	77,100	2014	Japan	Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea [15]	77,100	2014	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [14]	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [11,14]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty [14]	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [11,15]	78,000	2016	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$27,200	5.00%	June 2021	April 2022
Pedhoulas Trader	82,300	2006	Japan	Period	15,500 +50% of 98% BKI 82	5.00%	November 2021	June 2022
Pedhoulas Leader	82,300	2007	Japan	Dry docking			October 2021	November 2021
				Period	$28,750	5.00%	November 2021	July 2022
Pedhoulas Commander	83,700	2008	Japan	Period	$20,500	5.00%	August 2021	November 2022
Pedhoulas Fighter [20]	81,600	2012	China	Period [21]	$19,700	5.00%	April 2021	November 2021
Pedhoulas Cherry	82,000	2015	China	Period [22]	$23,000	5.00%	July 2021	March 2022
Pedhoulas Rose [6]	82,000	2017	China
Pedhoulas Cedrus[16]	81,800	2018	Japan	Period	$27,800	3.75%	July 2021	May 2022
Post-Panamax
Marina	87,000	2006	Japan	Spot	$35,500	5.00%	September 2021	November 2021
Xenia	87,000	2006	Japan	Period [22]	$24,200	5.00%	September 2021	June 2022
Sophia	87,000	2,007	Japan	Period	$25,000	5.00%	July 2021	November 2021
Eleni	87,000	2008	Japan	Period [22]	$27,850	5.00%	June 2021	November 2021
Martine	87,000	2009	Japan	Period [22]	$15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot	$27,000	5.00%	September 2021	November 2021
Panayiota K [12]	92,000	2010	South Korea	Spot	$28,500	5.00%	September 2021	November 2021
Agios Spyridonas [12]	92,000	2010	South Korea	Spot	$38,000	3.75%	October 2021	December 2021
Venus Heritage [13]	95,800	2010	Japan	Spot	$31,150	5.00%	August 2021	November 2021
Venus History [13]	95,800	2011	Japan	Spot	$34,000	5.00%	October 2021	November 2021
Venus Horizon	95,800	2012	Japan	Spot	$38,100	5.00%	September 2021	October 2021
				Spot	$44,500	5.00%	October 2021	December 2021
Venus Harmony	95,700	2013	Japan	Spot	$46,000	5.00%	October 2021	December 2021
Troodos Sun [23]	85,000	2016	Japan	Period	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Period[22]	$16,350	5.00%	March 2021	May 2022
Troodos Oak	85,000	2020	Japan	Period	$29,400	3.75%	July 2021	May 2022
Capesize
Mount Troodos	181,400	2009	Japan	Period [21]	$26,600	5.00%	April 2021	January 2022
Kanaris	178,100	2010	China	Period [7]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	December 2021
Lake Despina [10]	181,400	2014	Japan	Period [8]	BCI * 119%	5.00%	February 2021	January 2022
				Period [9]	$25,200	5.00%	January 2022	January 2025
TOTAL	3,721,300
Orderbook and Second-hand acquisition
Stelios Y [5]	181,400	2012	Japan	Period [17]	$24,400	5.00%	November 2021	October 2024
TBN[18]	82,000	Q2 2022	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	87,000	Q3 2022	Japan
TBN	87,000	Q1 2023	Japan
TBN	87,000	Q2 2023	Japan
TOTAL	852,400

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of October 29, 2021, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) The Company has entered an agreement for the acquisition of the Japanese 2012-built Capesize class vessel to be named MV Stelios Y.

(6) MV Pedhoulas Rose was sold and leased back, in 2017 on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(7) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(8) A period time charter of 11 to 13 months at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 119%.

(9) A period time charter with forward delivery date, for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement, scheduled for end January to end May 2022. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(10) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(11) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(12) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(13) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

gross charter rate presented.

(14) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(15) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(16) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) In October 2021, the Company entered into a new period time charter for MV Stelios Y, for a duration of 3 years at a gross daily charter rate of $24,400, which is expected to commence in November 2021 upon delivery of the vessel to the Company by her present owners. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(18) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(19) The Company has entered an agreement to sell the vessel with expected delivery to her new owners in November 2021.

(20) The Company has entered an agreement to sell the vessel with expected delivery to her new owners within the fourth quarter of 2021.

 (21) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(22) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily.

(23)  MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com